

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2021

Jason Drummond
Chief Executive Officer
Gaming Technologies, Inc.
Two Summerlin
Las Vegas, NV 89135

> **Re: Gaming Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 1, 2021**
> **File No. 333-259223**

Dear Mr. Drummond:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Barrett DiPaolo